UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

International Baler Corporation

(Name of Issuer)

Common Stock – $.01 par value per share

(Title of Class of Securities)

459041-10-9

(CUSIP Number)

Angela M. Darlington

1909 S Main Street

P.O. Box 218

Upland, Indiana 46989

(765) 998-8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Leland E. Boren 2012 Revocable Delaware Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,205,158 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,205,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 4,205,158 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by Avis Industrial Corporation (“Avis”). The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”), as the controlling shareholder of Avis, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by Avis. The Trust disclaims beneficial ownership of the shares owned by Avis except to the extent of its pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Avis Industrial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,205,158
	8	SHARED VOTING POWER 4,205,158 (1)
	9	SOLE DISPOSITIVE POWER 4,205,158
	10	SHARED DISPOSITIVE POWER 4,205,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,205,158 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.1%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 4,205,158 shares of common stock, par value $0.01 per share (“Common Stock”), of International Baler Corporation owned by the Reporting Person. The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”), as the controlling shareholder of the Reporting Person, may be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the Common Stock beneficially owned by the Reporting Person. The Trust disclaims beneficial ownership of the shares owned by the Reporting Person except to the extent of the Trust’s pecuniary interest therein.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission on April 29, 2019, by the Estate of Leland E. Boren (the “Estate”) and Avis Industrial Corporation, an Indiana corporation (“Avis”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”) of International Baler Corporation, f/k/a Waste Technology Corp., a Delaware corporation (the “Issuer”), which Schedule 13D was previously amended on February 24, 2021 and September 3, 2021. On March 10, 2022, the Executor for the Estate distributed all of the capital shares of Avis, without consideration, to the beneficiaries thereof, including the Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”). Following such distribution, Avis is controlled by the Trust.

STATEMENT ON SCHEDULE 13D/A

All information herein with respect to the Issuer is to the best knowledge and belief of the Reporting Persons as defined herein.

Item 1. – SECURITY AND ISSUER

No material change.

Item 2. – IDENTITY AND BACKGROUND

(a)	This Amendment No. 3 is filed by The Leland E. Boren 2012 Revocable Delaware Trust (the “Trust”) and Avis Industrial Corporation, an Indiana corporation (“Avis” and, together with the Trust, the “Reporting Persons”). The Reporting Persons are filing jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The business address of the Leland E. Boren 2012 Revocable Delaware Trust is c/o Arden Trust Company, 2751 Centerville Road, Suite 400 Wilmington DE 19808. The principal business address and principal office address of Avis Industrial Corporation is 1909 S. Main Street, Upland, Indiana 46989.

(c)	The late Mr. Boren was formerly the CEO, President, and Chairman of the Board of Avis Industrial Corporation. Mr. Boren was elected to the Board of Directors of the Issuer on March 9, 2005 and subsequently elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005, and re-elected in 2008, 2011, 2014 and 2017. Prior to the distribution of its assets, the Estate of Leland E. Boren was the controlling shareholder of Avis Industrial Corporation. Following such distribution on March 10, 2022, the Leland E. Boren 2012 Revocable Delaware Trust became the controlling shareholder of Avis.

Avis Industrial Corporation’s principal business is to manufacture a broad range of products to serve the automotive, metalworking, off-highway, construction, energy, aerospace, recycling and consumer industries.

(d)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 5 of 7

(e)	Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Leland E. Boren 2012 Revocable Delaware Trust is being administered pursuant to the laws of the State of Delaware in the United States of America. Avis Industrial Corporation is a corporation organized under the laws of the State of Indiana in the United States of America. All of the persons listed in Schedule A are citizens of the United State of America.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avis Industrial Corporation are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. – SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No material change.

Item 4. – PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is further supplemented by the addition of the following:

On March 23, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Avis, and AIC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Avis.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will begin a tender offer (the “Offer”) as promptly as reasonably practicable after the date of the Merger Agreement, to purchase all of the outstanding shares of common stock of the Issuer, $0.01 par value per share (the “Shares”), at a price of $1.74 per Share (the “Offer Price”), net to the seller in cash without interest thereon and subject to any withholding of taxes. The Offer will initially remain open for 20 business days after the Offer begins, subject to extension under certain circumstances specified in the Merger Agreement (“Expiration Date”).

Subject to the satisfaction or waiver by Merger Sub or Avis of certain customary offer conditions, Merger Sub will promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) under the Offer and promptly thereafter pay for such Shares. The Offer is not subject to a financing condition or to any minimum number of Shares being tendered.

Provided that there will have been validly tendered (and not validly withdrawn) a number of Shares greater than 50% of the outstanding Shares not owned by Avis and its subsidiaries immediately before the expiration of the Offer (the “Minimum Tender Condition”), the Merger Agreement provides that, following the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Avis. The Merger will be governed by Section 253 of the General Corporation Law of the State of Delaware. As a result, no stockholder vote will be required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), (i) each Share owned by the Issuer as treasury stock or owned by Avis, Merger Sub or any other direct or indirect wholly owned subsidiary of Avis will be cancelled for no consideration and (ii) each other Share outstanding immediately before the Effective Time (other than Shares for which appraisal rights have been properly demanded and not withdrawn or lost) will be cancelled and converted into the right to receive, upon their surrender, an amount equal to the Offer Price, without interest thereon and subject to any withholding of taxes.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 6 of 7

As discussed above, in connection with the proposed Merger, Merger Sub will commence a tender offer for the outstanding shares of common stock of the Issuer. The tender offer has not yet commenced. The summary provided above is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Issuer, nor is it a substitute for the tender offer materials that Avis and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Avis and Merger Sub, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Issuer, and a Schedule 13E-3 transaction statement will be filed by the Issuer and certain other persons, including Avis. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

Any other actions Avis might undertake may be made at any time and from time to time without prior notice and will be dependent upon Avis’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, Avis does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose, change its intentions with respect to previous plans or formulate different plans or proposals with respect thereto at any time.

Item 5. – INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As set forth in this Amendment No. 3, Avis currently owns, has the sole power to vote and the sole power to dispose of 4,205,158 shares of Common Stock of the Issuer, representing 81.1% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of January 31, 2022). While the Trust is the controlling shareholder of Avis, it disclaims beneficial ownership of the shares of Common Stock held by Avis except to the extent of its pecuniary interest therein.

(c)   During the sixty (60) days prior to the filing date of this Statement, no transactions in Issuer stock were effected by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons or, to the knowledge of the Reporting Persons, any persons listed on Schedule A, have not effected any transactions in the Common Stock during the preceding 60 days.

Item 6. – CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

CUSIP No. 459041-10-9	SCHEDULE 13D/A	Page 7 of 7

Item 7. – MATERIAL TO BE FILED AS EXHIBITS

No material change.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

LELAND E. BOREN 2012 REVOCABLE DELAWARE TRUST

By:	/s/ Martha R. Songer
Name: Martha R. Songer
Title: Investment Direction Adviser

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington
Title: Investment Direction Adviser

AVIS INDUSTRIAL CORPORATION

By:	/s/ Angela M. Darlington
Name: Angela M. Darlington, Vice President-Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer, as applicable, of the Reporting Persons. All executive officers and directors listed in this Schedule A are U.S. citizens.

Avis Industrial Corporation (“Avis”):

Ronald L. McDaniel Director, Chairman 1909 S. Main Street Upland, IN 46989	John G. Kuhnash Vice President and Chief Financial Officer 1909 S. Main Street Upland, IN 469889
Gregory L. King President and Chief Executive Officer 1909 S. Main Street Upland, IN 46989	Peggy L. Sheets Vice President-Benefits & Insurance 1909 S. Main Street Upland, IN 46989
Angela M. Darlington Director, Vice President-Secretary 1909 S. Main Street Upland, IN 46989	Diane Mahon Vice President-Human Resources 1909 S. Main Street Upland, IN 46989
Martha R. Songer Director 1909 S. Main Street Upland, IN 46989	Tracee L. Pennington Treasurer 1909 S. Main Street Upland, IN 46989
Lael E. Boren Director 1909 S. Main Street Upland, IN 46989	Dennis D. Carroll Director 1909 S. Main Street Upland, IN 46989
Craig A. Little Vice President-Engineering 314 North Jackson Street Jackson, MI 49201	Dan M. Barton Vice President – Strategic Performance Management 1909 S. Main Street Upland, IN 46989